UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

EV Energy Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26926V107

(CUSIP Number)

November 8, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 26926V107	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Jerry Roger Kent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,704,100 (1)
	6	SHARED VOTING POWER 803,000(2)
	7	SOLE DISPOSITIVE POWER 1,704,100 (1)
	8	SHARED DISPOSITIVE POWER 803,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,507,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.08% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported includes 565,000 Common Units Representing Limited Partner Interests (“Units”) held by a revocable trust, of which Mr. Kent is the sole trustee and sole beneficiary.
(2)	The amount reported includes 200,000 Units held by Roger Kent Investments, Inc., of which Mr. Kent and his spouse, Jeanette Kent, are the sole shareholders and sole directors. The amount reported also includes 603,000 Units jointly held by Mr. Kent and his spouse, Jeanette Kent.
(3)	All Units beneficially owned by Mr. Kent represent 5.08% of the outstanding Units of the Issuer based on 49,368,869 Units outstanding as of November 7, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 26926V107	Schedule 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

EV Energy Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1001 Fannin, Suite 800

Houston, Texas 77002

Item 2(a).	Name of Person Filing:

Jerry Roger Kent

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4965 Preston Park Blvd., Suite 170 East

Plano, Texas 75093-5180

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Units Representing Limited Partner Interests

Item 2(e). CUSIP Number:

26926V107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 26926V107	Schedule 13G	Page 4 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                        .

Item 4.	Ownership:

(a)	Amount beneficially owned:		2,507,100

(b)	Percent of class:		5.08%	(1)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote:	1,704,100	(2)

	(ii)	Shared power to vote or direct the vote:	803,000	(3)

	(iii)	Sole power to dispose or to direct the disposition of:	1,704,100	(2)

	(iv)	Shared power to dispose or to direct the disposition of:	803,000	(3)

(1) All Common Units Representing Limited Partner Interests (“Units”) beneficially owned by Mr. Kent represent 5.08% of the outstanding Units of the Issuer based on 49,368,869 Units outstanding as of November 7, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017

(2) The amount reported includes 565,000 Units held by a revocable trust, of which Mr. Kent is the sole trustee and sole beneficiary.

(3) The amount reported includes 200,000 Units held by Roger Kent Investments, Inc., of which Mr. Kent and his spouse, Jeanette Kent, are the sole shareholders and sole directors. The amount reported also includes 603,000 Units jointly held by Mr. Kent and his spouse, Jeanette Kent.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP No. 26926V107	Schedule 13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 26926V107	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2018

/s/ Jerry Roger Kent
Jerry Roger Kent